KARAT PACKAGING INC.

6185 Kimball Avenue

Chino, CA 91708

November 22, 2022

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Karat Packaging Inc. Registration Statement on Form S-3 File No. 333-268397

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Karat Packaging Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-268397) filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2022 be declared effective by the Commission at 4:00 p.m. Eastern Time on Monday, November 28, 2022, or as soon thereafter as practical.

Please call Mark Liu at Akerman LLP at (213) 688 9500 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Alan Yu
Alan Yu
Chief Executive Officer